Exhibit 14.1

Standards of

Business Conduct

INDEX

President’s Letter	1

Employee’s Duty	3

Conflict of Interest Policy	4

Ethics Policy	6

Securities Trading Compliance	9

Antitrust Laws	11

January 23, 2007

Dear Fellow Employees

We at ITG Corporation believe, and take pride, in being a responsive and responsible producer of quality fabric and fabric-based product solutions and services throughout the world. In working to achieve our mission, we constantly adjust our business initiatives to match consumer demand and add value for our customers and investors. While flexibility in our response to changing markets, customers and economic conditions is important, adhering to the highest standards of integrity in the way we conduct our business is equally important. By issuing the enclosed Standards of Business Conduct, I am pleased to reaffirm, in written form, our company’s commitment to the highest standards of ethics and integrity in business.

Integrity in dealing with others is a guiding principle of ITG. We must comply completely with all applicable laws and regulations in every country where we operate. Beyond legal and regulatory compliance, our dealings with others inside and outside the company must be based on mutual respect, open communication and cooperation. Such behavior preserves the trust and respect of our fellow employees, customers, suppliers, investors and our neighbors in the communities where we live and work.

The Standards of Business Conduct manual explains the company’s policies related to the integrity of our business activities regarding conflict of interest, ethics and compliance with antitrust laws.

These standards have three purposes:

1.	To make sure that each employee knows the basic legal and ethical standards that govern the job;

2.	To communicate to each employee the clear directive of the company’s Board of Directors and management that employees in every case must adhere to the law and must conduct themselves ethically; and

3.	To insure that employees realize that part of their jobs is to make sure that the company remains in compliance with all applicable laws and standards of ethical conduct.

All newly hired employees will receive a copy of this manual, and an updated copy will be maintained on the Company’s Intranet.

It is very important that you carefully read, understand and comply with these policies in all respects. Please remember that no policy statement can answer all potential questions. If you are unsure what the law or the company’s policy is, it is your right and responsibility to get advice from your supervisor, plant manager or the company’s Internal Audit or Law Departments.

These policies continue the company’s tradition of regulatory compliance and reflect our focus on ethics and integrity. The policies will be fully effective only if each employee recognizes and accepts the responsibility to comply with them.

Sincerely,

/s/ Joseph L. Gorga
Joseph L. Gorga
President and Chief Executive Officer

EMPLOYEE’S DUTY

All ITG employees are required to follow the Standards of Business Conduct set forth in this manual. The importance of securing every employee’s cooperation cannot be overstated, and any failure to follow these policies may result in discipline. Likewise, any failure to report a violation, even if the violation is committed by some other employee, may result in discipline because failure to report is also a violation of company policy. Each ITG employee must report any violation of these policies and procedures to his/her manager or human resources manager immediately. Any person who reports a violation of these policies or procedures by another employee will not be subject to punishment or retribution for reporting the violation.

The Company’s Open Door and Grievance policies provide avenues for employees to ask questions, express concerns, or report complaints related to the issues of integrity as well as company rules and policies, job related questions or issues related to harassment or discrimination. In addition to these options, the Company has also established the Integrity Line, an outside company resource for reporting concerns related to business ethics, an option for employees who prefer not to speak directly with management or wish to remain anonymous. Additional information on the Open Door Policy, Grievance Policy and the Integrity Line can be found on the Company’s Intranet, InTouch OnLine.

How to Report Violations

If an employee knows of a violation of a policy or compliance procedure or if there is a question about how to handle a particular situation, the employee should advise his/her manager immediately or report it to:

1)	Their supervisor

2)	Their plant manager or the equivalent manager

3)	Their human resources manager

4)	The Audit Department or

5)	The Law Department.

If you are hesitant or reluctant to report a violation to your supervisor because, for example, the supervisor is personally involved, you may report to someone else listed above. You will not be punished or retaliated against for making the report if you have not committed a violation.

CONFLICT OF INTEREST POLICY

Principle

The primary principle underlying the company’s Conflict of Interest Policy is that an employee must never permit his personal interest to conflict, or appear to conflict, with the best interests of the company or its customers.

Policy

Each ITG employee must avoid situations where personal interests conflict, or even appear to conflict, with the best interests of ITG. A conflict of interest exists when employees use their positions or responsibilities with ITG to advance interests other than the company’s such as private business or financial affairs or those of a friend or relative. It is impossible to list every situation where such conflict could occur, but the following guidelines may help you determine whether or not your actions violate the Conflict of Interest Policy.

Guidelines for Compliance

Outside Relationships/Trading with the Company

Employees should not have any business, financial, family or other relationships with any of ITG suppliers, customers or competitors that could create conflicting loyalties and possibly impair the independence of any judgment rendered on behalf of the company.

Example: Your spouse owns an office supply store, and your job includes the authority to purchase office supplies. If you purchase office supplies for the company from your spouse’s store even though comparable quality and service were available elsewhere at a more favorable price to ITG, you would be in violation of the Conflict of Interest Policy. Even if you purchase supplies at your spouse’s store on terms favorable to the company, the situation should be reported to your supervisor because of the perceived or potential conflict of interest. An independent review by the Internal Audit Department is necessary to protect both you and the company.

Gifts or Gratuities

To prevent a potential or perceived conflict of interest, ITG prohibits its employees from giving or accepting, directly or indirectly, gifts of more than nominal value to or from customers, suppliers, public or political party officials or other persons in similar positions. Prohibited gifts or gratuities include, but are not limited to, free services, loans, discounts, money, vacation trips or items of value to you personally. Permissible, however, are loans from financial institutions with which ITG does business provided that they are offered on the same terms as they are offered to the general public; inexpensive articles used for sales promotions (a ball point pen or golf balls, for example); and infrequent business lunches, dinners or entertainment customary in a normal business relationship.

Misuse of Confidential Information

ITG employees deal on a daily basis with confidential information about the company. This information includes business plans, manufacturing processes and technology, marketing and pricing information, customer lists and plans for new businesses and ventures. ITG business could be damaged if this information were disclosed to competitors or to anyone else outside the company.

Each ITG employee should assume that all information about ITG and its business is confidential. Each ITG employee is required, during and after employment, to hold all such information in confidence, not to disclose such information to any person outside the company without the company’s prior consent and to use such information for no purpose other than the performance of duties to the company. If, however, ITG has disclosed the information in its press releases or the employee can otherwise verify that the information is publicly known through other means of proper disclosure, the information does not need to be treated confidentially.

ITG also respects the rights of its competitors to maintain the confidentiality of their proprietary information. No ITG employee should use improper means to obtain confidential information from any competitor. Under no circumstances should any ITG employee make any payment to, or any arrangement with, an employee or representative of a competitor in order to obtain information, plans or other secret or confidential information from that competitor.

Relatives within the Company

A conflict of interest may exist if your job involves, directly or indirectly, supervising a relative or someone who lives with you. If you process payments, such as payroll checks or employee benefits payments, for a relative or someone who lives with you, a conflict of interest may also exist. If situations such as these exist, you should tell your supervisor. The mere fact that a relative or someone who lives with you also works for ITG, however, does not mean that a conflict of interest exists.

Reporting of Conflict of Interest

It is important to remember that even when a conflict exists, it will not necessarily result in corrective action. Some conflicts are acceptable, but each conflict must be independently investigated to determine that the company’s interests are best served.

Any employee who feels that he may have, or knows of, a conflict situation (actual, potential or perceived) should report all pertinent details in writing to his/her manager. The manager will be responsible for referring the matter to the Internal Audit Department for review and further investigation if necessary. If there appears to be a detrimental conflict, it will be reported to the Vice President of Human Resources, the appropriate Division Vice President and the General Counsel. These three individuals constitute a Business Conduct Committee, which will then determine the proper action to take.

All statements and other information reported to the company will be kept confidential.

Administration of the Conflict of Interest Policy

The Conflict of Interest Policy is administered as set forth herein with oversight by the Audit Committee of the Board of Directors of ITG. At least once a year, the Internal Audit Department and the Law Department will submit a report to the Audit Committee concerning any significant events related to the policy.

ETHICS POLICY

Principle

The primary principle underlying the company’s Ethics Policy is that each director, officer, employee and consultant must deal with others, inside and outside the company, in a fair and honest manner. Our stakeholders have the right to expect our behavior to be in full compliance with all applicable laws and regulations and to be based on candor and honesty.

Policy

Every employee shall, at all times and in all ways, comply with the letter, spirit and intent of federal, state and local laws, and foreign laws where applicable, and the highest standards of ethics, morality, honesty and decency in the performance of the job.

To ensure that every employee adheres to the Ethics Policy, ITG has adopted specific guidelines. The guidelines, however, cannot cover every conceivable situation an employee may face. You should talk to your manager or human resources manager if you are unsure about certain conduct.

Guidelines for Compliance

Illegal and Unethical Acts

The ITG Ethics Policy forbids the following unethical or illegal acts by employees:

1.	Employee theft, fraud, embezzlement, misappropriation or any form of wrongful conversion of property belonging to the company or to another employee. Company property or resources are not to be used for personal benefit or any other improper use. This applies whether or not the action is a criminal act subject to criminal prosecution.

2.	Any act of fraud or deception involving the company, a customer, a supplier, the government or any other party. This prohibition covers not only direct disbursement of company funds but also indirect payments made through any consultant, supplier, advisor or other third party.

Example: Kickbacks of money, property or other favor.

Example: Billing a customer at an inflated price or for merchandise not received.

3.	Any act of bribery, including a promise, offer, gift or payment of money or anything of value made or offered by an employee, to:

a)	A government official or someone acting for the government. This includes foreign governments and foreign officials.

b)	A person employed by, or acting on behalf of, a customer, supplier or other organization with which the company does business or wants to do business.

4.	Any political contribution of money, services or other property of the company that is in violation of the law where the contribution is made.

a)	United States Contribution Except as permitted by law and only when approved by the President and Chief Executive Officer, the company’s financial and other resources and facilities shall not be used for the purpose of supporting, directly or indirectly, the campaign of any candidate for federal, state or local office or any political party. This prohibition covers not only direct contributions but also indirect support for candidates or political parties, such as the purchase of tickets for special dinners or other fund raising events, the loan of employees to political parties or committees or the furnishing of transportation or other services.

b)	Foreign Contribution We abide by the U.S. Foreign Corrupt Practices Act (FCPA). The Company’s financial and other resources and facilities shall not be used for the purpose of supporting, directly or indirectly, the campaign of any candidate or political party in any foreign jurisdiction in which such use is prohibited by law. In some foreign countries, corporate political contributions are lawful. If an employee thinks that conditions justify a lawful corporate political contribution in such a country, he should provide the details of each proposed contribution to the General Counsel who will then present the matter for decision by the President and Chief Executive Officer. No one else in the company is authorized to make or approve a contribution of this type.

c)	Personal Contribution The above prohibitions relate only to the use of the company’s funds and are not intended to discourage an employee from making personal contributions to candidates or political parties of his choice. Employees will not, however, be reimbursed by the company in any way for such personal contributions.

Accounting Practices

ITG employees may not knowingly create, maintain or submit records, reports or statements that are inaccurate, false or misleading. No false or deliberately incorrect entries shall be made in the company’s books and records for any reason. Each ITG employee must be sure that any statement or representation made on behalf of the company is truthful and accurate. It is always preferable to be honest and admit ignorance when that is the case rather than to speculate. Similarly, it is important to check facts and be certain they are accurate rather than write letters or reports based on guesses or assumptions. Our investors, creditors, government agencies and other decision makers rely on our records and have a right to information that is complete, accurate and reliable.

Safety and Health Issues

The safety and health of ITG employees is of primary importance in the operation of the company. Each employee must comply with all of ITG health and safety standards and policies, laws and regulations at all times.

In order to ensure compliance with all company and government safety and health rules, ITG requires that all plant managers, line managers and supervisory personnel periodically inspect the workplace according to the procedures established by the Corporate Safety and Health Practice Manual.

Each employee is also responsible for ensuring the safety of the workplace. ITG employees must report any condition that renders the work site dangerous to management or to the plant safety coordinator. No employee who makes such a report can be subject to any discipline or retaliation for his or her action.

Environmental Protection Issues

ITG operates its businesses in a manner that protects the environment. The company recognizes environmental protection as a sound business practice that conserves resources, reduces potential liabilities and safeguards employees and the community. Environmental protection and pollution prevention are the responsibility of every ITG employee.

ITG works constantly to:

1.	Comply with all environmental laws and regulations.

2.	Reduce risks associated with the use of hazardous materials.

3.	Reduce hazardous waste generation through a source reduction and waste minimization program in accordance with governmental agency and company guidelines.

4.	Conserve energy in operations and design efficient and safe manufacturing processes.

5.	Increase environmental awareness and knowledge of requirements among all levels of employees.

6.	Adopt, as appropriate, improvements in environmental and safety and health protection technology.

Every ITG employee must:

1.	Comply with all company and governmental environmental rules and laws.

2.	Report immediately all spills, releases and other incidents involving hazardous materials to a manager or to the plant safety coordinator.

Reporting of Ethics Violations

Any situation which you believe involves a violation of the Ethics Policy must be reported to your manager or human resources manager. Failure to promptly report is a violation of company policy. Your manager will promptly report the situation to the Internal Audit Department. The Internal Audit Department will review the information and investigate it further if necessary. If there appears to have been a violation, it will be reported to the Vice President of Human Resources, the appropriate Division Vice President and the General Counsel. These three individuals constitute a Business Conduct Committee which will then determine the proper action to take and will maintain appropriate records.

All statements and other information reported to the company will be kept confidential where permissible.

Administration of the Ethics Policy

The Ethics Policy is administered as set forth herein with oversight by the Audit Committee of the Board of Directors of ITG. At least once a year, the Internal Audit Department and the Law Department will submit a report to the Audit Committee concerning any significant events related to the policy.

SECURITIES TRADING COMPLIANCE

Insider Information

The purchase or sale of securities while possessing material nonpublic (“insider”) information or the selective disclosure of such information to others who may trade is prohibited by federal and state laws. An employee may obtain insider information about the company or about the company’s business as an essential part of his work. Material information is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell company stock. In short, it is any information which could reasonably affect the price of the company’s stock.

Nonpublic information is any information that has not been disclosed generally to the marketplace. All information that you learn about the company or its business plans in connection with your employment is potentially insider information until publicly disclosed or made available by the company. You should treat all such information as confidential and proprietary to the company. You may not disclose it to others, such as family, business or social acquaintances, anyone who does not need to know it for legitimate business reasons. If this nonpublic information is also material, you are required by law and company policy to refrain from trading in the company’s stock and from passing the information on to others who may trade. Federal and state law penalties apply whether or not the person passing on material nonpublic information derives any benefit from someone else’s actions in response to the information.

Common examples of information that will frequently be regarded as material, assuming it has not been publicly disclosed by the company, are unannounced profits or losses or projections of future earnings or losses; financial problems or major marketing changes; news of a pending or proposed joint venture, merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products or discoveries; significant litigation or governmental investigations; or the gain or loss of a substantial customer or supplier.

Insider Trading Policy

No director, officer or employee who has material nonpublic information relating to the company may buy or sell stock or other securities of the company, directly or indirectly, or engage in any other action to take personal advantage of that information or to pass it on to others. This policy also applies to insider information relating to any other company, including customers or suppliers, obtained in the course of employment. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not an exception and must be avoided.

The company, as well as a director, officer or other employee, is subject to liability under federal securities laws if insider trading knowingly occurred. Consequently, individual trading while in possession of material insider information is strictly prohibited. The penalties imposed under the securities laws can be significant, and any employee who violates such laws and this policy will be dismissed.

If a director, officer or employee has or believes he or she has material nonpublic information, it should not be disclosed to anyone outside the company without clearance from the General Counsel or the Corporate Secretary. If material nonpublic information is inadvertently disclosed to anyone outside of the company, no matter what the circumstances, by any company director, officer or employee, the person making or discovering that disclosure should immediately report the facts to the General Counsel or the Corporate Secretary.

Timing of Trading by Insiders

Employees who have insider information must take special precautions when trading in company stock. The most appropriate time to buy or sell company stock is the period beginning forty-eight hours following the release of quarterly or annual financial results and ending on the thirtieth day after such release (“window period”). The Securities and Exchange Commission has identified this period as the time when there should be the least amount of inside information about the company that is unavailable to the investing public. It is permissible to trade at other times when there are no undisclosed developments pending; however, company securities should not be bought or sold even during window periods by any person in possession of material nonpublic information. It is important to wait until forty-eight hours after the public announcement of material information to afford the investing public ample time to receive and act on such information.

Company Assistance

Any person who has any questions about specific transactions may obtain guidance from the General Counsel or the Corporate Secretary. The ultimate responsibility for adhering to this policy and avoiding improper transactions, however, rests with the employee.

Pre-Clearance of Trades by Directors, Officers and Employees

To provide assistance in preventing inadvertent violations and avoid the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), the following procedure must be obeyed by directors, officers and any other employee who possesses material nonpublic information. All transactions in securities of the company (acquisitions, dispositions, transfers, etc.) by any member of the above mentioned groups must be pre-cleared by the General Counsel or the Corporate Secretary.

If you contemplate a transaction, you should contact the General Counsel or the Corporate Secretary in advance. This requirement does not apply to stock option exercises, however it does cover market sales of option stock.

ANTITRUST LAWS

Principle

The principle of antitrust laws is to keep business competitive. Fair competition is fundamental to the free enterprise system.

The antitrust laws are federal and state laws designed to preserve free and open competition in the marketplace. They require that businesses engage in vigorous competition, and they prohibit activity among competitors that unreasonably lessens business rivalry. Antitrust laws might be more appropriately called “competition laws” or “maintenance of competition laws” as they are in some other countries. Legal advice should be obtained whenever an employee has any doubt concerning the lawfulness of any contemplated course of action or proposed transaction. Few employees can be experts on antitrust laws, but the company expects and insists that each employee learn the:

1.	Actions which are specifically required or prohibited by antitrust laws, and

2.	Areas where antitrust law problems can arise in order to seek advice, as appropriate, from the Law Department.

This policy is intended to help you understand the principles of competition, which you and your fellow employees must follow when conducting company business.

Policy

Each employee should compete vigorously and fairly for business while operating in compliance with all applicable antitrust laws. Employees who deal with foreign countries must also comply with the competition laws of those countries.

Guidelines for Compliance

Existing Antitrust Laws

1.	The Sherman Act prohibits agreements, contracts, combinations of businesses and conspiracies designed to restrain free trade. It also prohibits business monopolies. The Sherman Act is a criminal statute. Violation of the Sherman Act is a felony under federal law. A person convicted of a Sherman Act violation can be sentenced to up to three years in prison and can be subject to substantial fines.

2.	The Clayton Act prohibits a company from selling its products to a purchaser on the condition that the purchaser agrees not to buy goods from another supplier. It also prohibits mergers and other acquisitions that substantially and adversely affect competition.

3.	The Robinson-Patman Act prohibits a seller from selling the same product to different customers at different prices if one customer receives a competitive advantage from the different price.

4.	The Federal Trade Commission Act prohibits unfair competition and unfair or deceptive trade practices.

5.	Other countries also have antitrust laws, and their antitrust laws must be observed in all countries where ITG does business.

Antitrust Compliance Procedures

Severe civil and criminal penalties can, and frequently do, result from antitrust violations. Often the result is jail sentences and personal fines for the responsible individuals and a major fine for the corporation. Each ITG employee should compete vigorously, aggressively and fairly without any anticompetitive understandings or agreements with competitors. Participation in agreements or understandings which violate the antitrust laws is contrary to company policy. The following are examples of activities that violate the United States antitrust laws: agreements or understandings between two or more competitors to:

1)	Fix prices, discounts or terms of sale,

2)	Divide markets, customers or territories or

3)	Refuse to deal with, or boycott, third parties.

Each of these activities can lead to criminal prosecution and conviction of the individuals involved as well as their employers. Their mention is not intended to minimize the importance of other less obvious activities which may also violate the antitrust laws such as improper discussions with competitors concerning prices, wages, costs, profits, terms of sale, credit arrangements, market share, production volume, sales territories, products and services to be offered, bidding strategy, customer allocation and methods of distribution.

These prohibitions are not intended to diminish the company’s efforts to secure from the marketplace, through legal and ethical means, the best information available concerning prices, plans and operations of our competitors.

Your Division Vice Presidents and the Law Department share the company’s commitment to compliance with the antitrust laws. Please consult them if you have any questions or concerns and any time you need assistance in understanding or complying with this policy.

Responsibility and Authority

This policy applies to all employees of ITG and its subsidiaries. This includes business transactions with third parties outside of the United States if they affect the company’s business dealings in the United States. This policy has special application to employees who have management, marketing, sales, pricing, bidding or purchasing responsibilities.